ironSource Ltd.

121 Menachem Begin Street

Tel Aviv 6701203, Israel

+972-747990001

August 6, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten

Jan Woo

Melissa Kindelan

Christine Dietz

Re:	ironSource Ltd.

Registration Statement on Form F-1 (File No. 333-258223)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby request acceleration of the effective date of the Registration Statement on Form F-1 (File No. 333-258223), as amended (the “Registration Statement”) of ironSource Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on August 10, 2021, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Joshua Kiernan at +44.20.7710.5820.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

ironSource Ltd.

By:	/s/ Dalia Litay
Name: Dalia Litay
Title: General Counsel

cc:	(via email)

Tomer Bar Zeev, ironSource Ltd.

Assaf Ben Ami, ironSource Ltd.

Marc Jaffe, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Eyal Orgad, Latham & Watkins LLP

Michael J. Rosenberg, Latham & Watkins LLP